Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2024 Financial Results

SHENZHEN, August 16, 2024 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Net revenues were RMB627.2 million (US$86.3 million) in the second quarter of 2024, compared with RMB378.1 million in the same period of 2023.
•	Gross margin was 25.2% in the second quarter of 2024, compared with 26.1% in the same period of 2023.
•	U.S. GAAP net income was RMB134.9 million (US$18.6 million) in the second quarter of 2024, compared with RMB204.7 million in the same period of 2023.
•	Non-GAAP net income[1] was RMB213.1 million (US$29.3 million) in the second quarter of 2024, compared with RMB86.2 million in the same period of 2023.

"We delivered a strong second quarter performance as revenue continued to increase sequentially, driven by our international business expansion," commented Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and Chief Executive Officer of RLX Technology. "Our deep exploration of overseas markets and regulations has provided us with valuable insights into the global e-vapor landscape, enabling us to create effective, targeted regional strategies. This year, global regulations are rapidly evolving, with more regulators recognizing e-vapor products as harm-reduction tools for adult smokers. Leveraging our broad expertise in regulatory compliance, we are well-prepared to navigate these changes and ensure a seamless transition for our users and partners. We remain dedicated to product innovation as a key driver of user engagement and market share and are collaborating closely with local partners to introduce compelling offerings. As a trusted e-vapor brand for adult smokers, we will continue to deliver high-quality, compliant products while capitalizing on diverse growth opportunities around the globe."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, added, "In the second quarter, our net revenues reached RMB627.2 million, a 66% year-over-year increase that underscores our ability to capture growth opportunities in international markets. While our gross margin declined slightly due to an unfavorable shift in our revenue mix, disciplined cost management bolstered our non-GAAP operating profit margins. Looking ahead, we are confident of driving continued improvement in both our top and bottom lines, fueled by ongoing revenue growth from international markets and our relentless focus on operational efficiency. As always, our priority is to deliver sustainable and profitable returns to our shareholders."

Second Quarter 2024 Financial Results

Net revenues were RMB627.2 million (US$86.3 million) in the second quarter of 2024, compared with RMB378.1 million in the same period of 2023. The increase was primarily due to our international expansion.

Gross profit was RMB157.9 million (US$21.7 million) in the second quarter of 2024, compared with RMB98.5 million in the same period of 2023.

Gross margin was 25.2% in the second quarter of 2024, compared with 26.1% in the same period of 2023. The decrease was primarily due to an unfavorable change in the revenue mix.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Operating expenses were RMB191.2 million (US$26.3 million) in the second quarter of 2024, compared with RMB47.2 million in the same period of 2023. The increase was primarily due to an increase in share-based compensation expenses, from positive RMB118.5 million in the second quarter of 2023 to RMB78.1 million (US$10.8 million) in the second quarter of 2024. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees with the fluctuations of the Company's share price.

Selling expenses were RMB62.2 million (US$8.6 million) in the second quarter of 2024, compared with RMB45.2 million in the same period of 2023, primarily due to an increase in share-based compensation expenses.

General and administrative expenses were RMB129.0 million (US$17.8 million) in the second quarter of 2024, compared with positive RMB41.4 million in the same period of 2023, primarily due to an increase in share-based compensation expenses.

Research and development expenses were positive RMB0.04 million (US$0.005 million) in the second quarter of 2024, compared with RMB43.3 million in the same period of 2023, primarily due to a decrease in salaries, welfare benefits and share-based compensation expenses.

Loss from operations was RMB33.3 million (US$4.6 million) in the second quarter of 2024, compared with income from operations of RMB51.4 million in the same period of 2023.

Income tax expense was RMB21.4 million (US$2.9 million) in the second quarter of 2024, compared with RMB51.5 million in the same period of 2023.

U.S. GAAP net income was RMB134.9 million (US$18.6 million) in the second quarter of 2024, compared with RMB204.7 million in the same period of 2023.

Non-GAAP net income was RMB213.1 million (US$29.3 million) in the second quarter of 2024, compared with RMB86.2 million in the same period of 2023.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.108 (US$0.015) and RMB0.103 (US$0.014), respectively, in the second quarter of 2024, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.154 and RMB0.150, respectively, in the same period of 2023.

Non-GAAP basic and diluted net income per ADS2 were RMB0.171 (US$0.024) and RMB0.164 (US$0.023), respectively, in the second quarter of 2024, compared with non-GAAP basic and diluted net income per ADS of RMB0.064 and RMB0.062, respectively, in the same period of 2023.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB14,930.8 million (US$2,054.5 million), compared with RMB14,681.4 million as of March 31, 2024. In the second quarter of 2024, net cash generated from operating activities was RMB196.8 million (US$27.1 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 16, 2024 (8:00 PM Beijing/Hong Kong Time on August 16, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3613850

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 23, 2024, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9416265

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB 7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,390,298	3,076,781	423,379
Restricted cash	29,760	61,908	8,519
Short-term bank deposits, net	2,631,256	2,615,677	359,929
Receivables from online payment platforms	6,893	5,619	773
Short-term investments, net	3,093,133	2,604,414	358,379
Accounts and notes receivable, net	60,482	114,428	15,746
Inventories	144,850	84,306	11,601
Amounts due from related parties	118,736	196,791	27,079
Prepayments and other current assets, net	508,435	709,991	97,698
Total current assets	8,983,843	9,469,915	1,303,103
Non-current assets:
Property, equipment and leasehold improvement, net	77,358	63,192	8,696
Intangible assets, net	69,778	60,215	8,286
Long-term investments, net	8,000	8,000	1,101
Deferred tax assets, net	58,263	58,264	8,017
Right-of-use assets, net	52,562	39,604	5,450
Long-term bank deposits, net	1,757,804	876,340	120,588
Long-term investment securities, net	5,236,109	5,695,667	783,750
Goodwill	66,506	62,606	8,615
Other non-current assets, net	4,874	6,499	894
Total non-current assets	7,331,254	6,870,387	945,397
Total assets	16,315,097	16,340,302	2,248,500

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	266,426	323,811	44,558
Contract liabilities	49,586	56,908	7,831
Salary and welfare benefits payable	39,256	60,048	8,263
Taxes payable	77,164	79,197	10,898
Accrued expenses and other current liabilities	103,996	99,440	13,683
Amounts due to related parties	101,927	10,984	1,511
Dividend payable	881	-	-
Lease liabilities - current portion	29,435	28,202	3,881
Total current liabilities	668,671	658,590	90,625

Non-current liabilities:
Deferred tax liabilities	23,591	21,790	2,998
Lease liabilities - non-current portion	24,419	13,124	1,808
Total non-current liabilities	48,010	34,914	4,806
Total liabilities	716,681	693,504	95,431

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,609,393	15,654,233	2,154,092
Noncontrolling interests	(10,977)	(7,435)	(1,023)
Total shareholders' equity	15,598,416	15,646,798	2,153,069

Total liabilities and shareholders' equity	16,315,097	16,340,302	2,248,500

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30, 2023	March 31,	June 30,	June 30,	June 30, 2023	June 30,	June 30,
	(As adjusted) (a)	2024	2024	2024	(As adjusted) (a)	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	378,123	551,623	627,176	86,302	567,000	1,178,799	162,208
Cost of revenues	(171,733)	(327,610)	(400,712)	(55,140)	(250,426)	(728,322)	(100,220)
Excise tax on products	(107,853)	(81,240)	(68,602)	(9,440)	(172,311)	(149,842)	(20,619)
Gross profit	98,537	142,773	157,862	21,722	144,263	300,635	41,369

Operating expenses:
Selling expenses	(45,226)	(52,887)	(62,235)	(8,564)	(130,987)	(115,122)	(15,841)
General and administrative expenses	41,368	(109,954)	(128,997)	(17,751)	(215,136)	(238,951)	(32,881)
Research and development expenses	(43,317)	(31,540)	40	5	(119,999)	(31,500)	(4,335)
Total operating expenses	(47,175)	(194,381)	(191,192)	(26,310)	(466,122)	(385,573)	(53,057)

Income/(loss) from operations	51,362	(51,608)	(33,330)	(4,588)	(321,859)	(84,938)	(11,688)

Other income：
Interest income, net	162,888	158,858	154,207	21,220	311,691	313,065	43,079
Investment income	20,588	12,776	12,718	1,750	41,973	25,494	3,508
Others, net	21,380	28,943	22,739	3,129	150,537	51,682	7,112
Income before income tax	256,218	148,969	156,334	21,511	182,342	305,303	42,011
Income tax expense	(51,502)	(16,344)	(21,389)	(2,943)	(33,931)	(37,733)	(5,192)
Net income	204,716	132,625	134,945	18,568	148,411	267,570	36,819
Less: net income attributable to noncontrolling interests	1,929	717	2,631	362	2,590	3,348	461
Net income attributable to RLX Technology Inc.	202,787	131,908	132,314	18,206	145,821	264,222	36,358
Other comprehensive income:
Foreign currency translation adjustments	563,078	12,706	44,174	6,078	414,982	56,880	7,827
Unrealized income/(loss) on long-term investment securities	5,539	(13)	705	97	8,412	692	95
Total other comprehensive income	568,617	12,693	44,879	6,175	423,394	57,572	7,922
Total comprehensive income	773,333	145,318	179,824	24,743	571,805	325,142	44,741
Less: total comprehensive income attributable to noncontrolling interests	1,929	730	2,618	360	2,590	3,348	461
Total comprehensive income attributable to RLX Technology Inc.	771,404	144,588	177,206	24,383	569,215	321,794	44,280

Net income per ordinary share/ADS
Basic	0.154	0.106	0.108	0.015	0.111	0.213	0.029
Diluted	0.150	0.101	0.103	0.014	0.108	0.205	0.028

Weighted average number of ordinary shares/ADSs
Basic	1,318,628,588	1,249,317,641	1,228,869,526	1,228,869,526	1,317,718,705	1,239,093,583	1,239,093,583
Diluted	1,353,296,802	1,301,431,007	1,284,388,803	1,284,388,803	1,348,021,483	1,290,853,297	1,290,853,297

Note (a): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative unaudited condensed consolidated statements of comprehensive income in the prior quarter.

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30, 2023	March 31,	June 30,	June 30,	June 30, 2023	June 30,	June 30,
	(As adjusted) (b)	2024	2024	2024	(As adjusted) (b)	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	204,716	132,625	134,945	18,568	148,411	267,570	36,819
Add: share-based compensation expenses
Selling expenses	(15,338)	4,603	9,172	1,262	8,617	13,775	1,895
General and administrative expenses	(90,923)	66,414	93,026	12,801	110,420	159,440	21,940
Research and development expenses	(12,229)	3,881	(24,074)	(3,313)	2,425	(20,193)	(2,779)
Non-GAAP net income	86,226	207,523	213,069	29,318	269,873	420,592	57,875

Net income attributable to RLX Technology Inc.	202,787	131,908	132,314	18,206	145,821	264,222	36,358
Add: share-based compensation expenses	(118,490)	74,898	78,124	10,750	121,462	153,022	21,056
Non-GAAP net income attributable to RLX Technology Inc.	84,297	206,806	210,438	28,956	267,283	417,244	57,414

Non-GAAP net income per ordinary share/ADS
- Basic	0.064	0.166	0.171	0.024	0.203	0.337	0.046
- Diluted	0.062	0.159	0.164	0.023	0.198	0.323	0.044
Weighted average number of ordinary shares/ADSs
- Basic	1,318,628,588	1,249,317,641	1,228,869,526	1,228,869,526	1,317,718,705	1,239,093,583	1,239,093,583
- Diluted	1,353,296,802	1,301,431,007	1,284,388,803	1,284,388,803	1,348,021,483	1,290,853,297	1,290,853,297

Note (b): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results in the prior quarter.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the six months ended
	June 30, 2023	March 31,	June 30,	June 30,	June 30, 2023	June 30,	June 30,
	(As adjusted) (c)	2024	2024	2024	(As adjusted) (c)	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	41,339	4,020	196,764	27,076	(189,347)	200,784	27,629
Net cash generated from investing activities	431,683	420,665	557,132	76,664	813,637	977,797	134,549
Net cash used in financing activities	(199,080)	(472,885)	-	-	(194,734)	(472,885)	(65,071)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	48,393	2,903	10,032	1,380	58,802	12,935	1,780
Net increase/(decrease) in cash and cash equivalents and restricted cash	322,335	(45,297)	763,928	105,120	488,358	718,631	98,887
Cash, cash equivalents and restricted cash at the beginning of the period	1,455,109	2,420,058	2,374,761	326,778	1,289,086	2,420,058	333,011
Cash, cash equivalents and restricted cash at the end of the period	1,777,444	2,374,761	3,138,689	431,898	1,777,444	3,138,689	431,898

Note (c): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative unaudited condensed consolidated statements of cash flows in the prior quarter.